SNR Denton US LLP Two World Financial Center 225 Liberty Street New York, NY 10281-2699 USA	Stephen S. Kudenholdt Partner steve.kudenholdt@snrdenton.com D +1 212 768 6847 T +1 212 768 6700 F +1 212 768 6800 snrdenton.com

December 3, 2010

Securities and Exchange Commission
Filing Desk - Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Credit Suisse First Boston Mortgage Securities Corp.
Amendment No. 4 to Registration Statement on Form S-3
Filed December 3, 2010
File No. 333-157784-02

Ladies and Gentlemen:

On behalf of Credit Suisse First Boston Mortgage Securities Corp. (the “Registrant”), we have caused to be filed with you electronically under EDGAR, the captioned Amendment No. 4 to Registration Statement on Form S-3/A.

The objective of the above-captioned Amendment No. 4 to Registration Statement is to respond to the comments given to SNR Denton LLC during a telephone conversation with Chanda DeLong of the SEC on November 22, 2010.  These comments and our corresponding responses may be found below.  Please do not hesitate to contact us with any questions you may have.

Base Prospectus

The Trust Funds, page 55

The Mortgage Loans, page 58

Comment:

1.	We note your response to our prior comment 13. Please revise the base prospectus to remove the language that states the balances of the mortgage loans may be based in a foreign currency.

Response:

We have revised the base prospectus to remove the language that stated the balances of the mortgage loans may be based in a foreign currency.

Prospectus Supplements

General

Comment:

Credit Suisse First Boston Mortgage Securities Corp. Amendment No. 4 to Registration Statement on Form S-3 Filed December 3, 2010 File No. 333-157784-02 Page 2

2.
We note your response to our prior comment 4. Please confirm that each of the tables titled "Delinquency History of the Mortgage Loans," and "Delinquency History of Contracts" in the prospectus supplements provides information regarding the greatest amount by which a mortgage loan was delinquent during the 12 months preceding the cut-off date of the related transaction and each of the tables titled "Current Delinquency of the Mortgage Loans" and "Current Delinquency of Contracts" in the prospectus supplements provides information regarding the delinquency of a mortgage loan as of the cut-off date of the related transaction.

Response:

We confirm that each of the tables titled "Delinquency History of the Mortgage Loans," and "Delinquency History of Contracts" in the prospectus supplements provides information regarding the greatest amount by which a mortgage loan was delinquent during the 12 months preceding the cut-off date and each of the tables titled "Current Delinquency of the Mortgage Loans" and "Current Delinquency of Contracts" in the prospectus supplements provides information regarding the delinquency status of a mortgage loan as of the cut-off date.

Comment:

3.
We note your response to our prior comment 4. You indicated that each prospectus supplement for an issuing entity will provide the delinquency information in 30/31 day buckets through charge-off. Please indicate whether mortgage loans in every issuing entity will be charged-off after 179 days.

Response:

Each prospectus supplement will disclose the delinquency status of the mortgage loans in 30-31 day buckets through charge-off. Depending on the nature of the collateral and the related charge-off policy of the servicer in the transaction, the number of days after which mortgage loans will be charged-off will vary. The tables included in the forms of prospectus supplement are examples.

If you require any addition information, please call the undersigned at (212) 768-6847 or Rob Olin at (212) 768-6920.

Very truly yours,

/s/ Stephen Kudenholdt

Stephen S. Kudenholdt
Partner

Copy with enclosures to:

Chanda DeLong
Rolaine Bancroft
Division of Corporation Finance